Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial and extra-financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the third quarter of 2025 and nine months ended September 30, 2025 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of September 30, 2025, unaudited statements of income, comprehensive income, cash flow and business segment information for the third quarter of 2025 and nine months ended September 30, 2025 and unaudited consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2025 on pages 26 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2025.

A. KEY FIGURES

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars, except earnings per share and number of shares	9M25	9M24	9M25 vs 9M24
48,691	49,627	-2%	52,021	Sales	150,572	162,042	-7%
3,683	2,687	+37%	2,294	Net income (TotalEnergies share)	10,221	11,802	-13%
10,295	9,690	+6%	10,048	Adjusted EBITDA (1)	30,489	32,614	-7%
4,659	4,390	+6%	4,635	Adjusted net operating income (2) from business segments	13,841	15,574	-11%
2,169	1,974	+10%	2,482	Exploration & Production	6,594	7,699	-14%
852	1,041	-18%	1,063	Integrated LNG	3,187	3,437	-7%
571	574	-1%	485	Integrated Power	1,651	1,598	+3%
687	389	+77%	241	Refining & Chemicals	1,377	1,842	-25%
380	412	-8%	364	Marketing & Services	1,032	998	+3%
3,980	3,578	+11%	4,074	Adjusted net income (1) (TotalEnergies share)	11,750	13,858	-15%
1.64	1.17	-	0.96	Fully-diluted earnings per shares ($)	4.49	4.99	-
2,200	2,224	-1%	2,310	Fully-diluted weighted-average shares (millions)	2,225	2,327	-4%
3,203	6,689	-52%	5,562	Cash flow used in investing activities	14,697	13,587	+8%
3,473	4,819	-28%	4,102	Organic investments (1)	12,794	12,584	+2%
(381)	1,813	ns	1,662	Acquisitions net of assets sales (1)	1,851	1,382	+34%
3,092	6,632	-53%	5,764	Net investments (1)	14,645	13,966	+5%
8,349	5,960	+40%	7,171	Cash flow from operating activities	16,872	18,347	-8%
7,061	6,618	+7%	6,821	Cash flow from operations excluding working capital (CFFO) (1)	20,671	22,766	-9%
7,443	6,943	+7%	7,009	Debt Adjusted Cash Flow (DACF) (1)	21,663	23,215	-7%
Gearing(1) of 17.3% at September 30, 2025 vs. 17.9% at June 30, 2025 and 12.9% at September 30, 2024

(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.
(2)	Detail of adjustment items shown in the business segment information starting on page 34.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

3Q25	2Q25	3Q25 vs 2Q25	3Q24		9M25	9M24	9M25 vs 9M24
69.1	67.9	+2%	80.3	Brent ($/b)	70.9	82.8	-14%
3.1	3.5	-12%	2.2	Henry Hub ($/Mbtu)	3.5	2.2	+57%
11.3	11.9	-5%	11.5	TTF ($/Mbtu)(1)	12.5	10.1	+24%
11.7	12.2	-4%	13.0	JKM ($/Mbtu)(2)	12.7	11.2	+13%
66.5	65.6	+2%	77.0	Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	67.9	78.9	-14%
5.50	5.63	-2%	5.78	Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	5.92	5.30	+12%
8.91	9.10	-2%	9.91	Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.36	9.61	-3%
63.0	35.3	+78%	15.4	European Refining Margin (ERM) (3), (7) ($/t)	42.6	44.0	-3%
(1)	TTF (Title Transfer Facility) is a virtual trading point in the Netherlands for transferring rights in respect of physical gas. It is the most liquid and widely used price benchmark for the natural gas markets in Europe. TTF is operated by Gasunie Transport Services (GTS), the owner and operator of the national transmission network in the Netherlands. It is traded in €/MWh.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG) (1)

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Scope 1+2 emissions (2) (MtCO2e)	9M25	9M24	9M25 vs 9M24
8.4	8.0	+5%	8.8	Scope 1+2 from operated facilities (3)	24.8	24.7	-
7.1	7.1	-	7.4	of which Oil & Gas	21.4	21.5	-
1.3	0.9	+44%	1.4	of which CCGT	3.4	3.2	+6%
11.0	10.6	+4%	11.3	Scope 1+2 – ESRS share (3)	32.7	32.5	+1%

Estimated quarterly emissions.

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the 2021 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore no longer counted with effect from 2018. In CO2 equivalent terms, nitrous oxide (N2O) represents less than 1% of the Company's Scope 1+2 emissions.
(2)	Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting and indirect emissions attributable to brought-in energy (electricity, heat, steam), net from potential energy sales, excluding purchased industrial gases (H2). Unless stated otherwise, TotalEnergies reports Scope 2 GHG emissions using the market-based method defined by the GHG Protocol.

(3)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Methane emissions (ktCH4)	9M25	9M24	9M25 vs 9M24
5	6	-17%	7	Methane emissions from operated facilities (1)	17	22	-23%

Estimated quarterly emissions.

(1)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

Scope 1+2 emissions from Oil & Gas operated installations were down 4% year-on-year mainly due to the continuous decrease in flaring in Exploration & Production, despite a 4% production growth.

First nine months of 2025 Scope 3(1) Category 11 emissions are estimated to be about 250 Mt CO2e.

1If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. For TotalEnergies, in 2025, the calculation of Scope 3 GHG emissions for the oil value chain considers products sales (higher than production) and for the gas value chain, the marketable gas and condensates production (higher than gas sales, either as LNG or as direct sales to B2B/B2C customers). A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA’s Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

Production*

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Hydrocarbon production	9M25	9M24	9M25 vs 9M24
2,508	2,503	-	2,409	Hydrocarbon production (kboe/d)	2,523	2,437	+4%
1,407	1,343	+5%	1,324	Oil (including bitumen) (kb/d)	1,369	1,321	+4%
1,101	1,160	-5%	1,086	Gas (including condensates and associated NGL) (kboe/d)	1,154	1,116	+3%
2,508	2,503	-	2,409	Hydrocarbon production (kboe/d)	2,523	2,437	+4%
1,553	1,506	+3%	1,466	Liquids (kb/d)	1,525	1,475	+3%
5,182	5,395	-4%	5,093	Gas (Mcf/d)	5,409	5,174	+5%

*             Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,508 thousand barrels of oil equivalent per day in the third quarter of 2025, up 4% year-on-year, and was comprised of:

•	+6% due to start-ups and ramp-ups, including Mero-2, Mero-3 and Mero-4 in Brazil, Anchor and Ballymore in the United States, Fenix in Argentina and Tyra in Denmark,
•	-1% mainly due to more planned maintenance this quarter,
•	+2% due to a portfolio effect related to the acquisitions of SapuraOMV in Malaysia and interests in the Eagle Ford shale gas plays in Texas, and
•	-3% due to the natural field declines.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of Adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income (TotalEnergies share) are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;

-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

B.1 Exploration & Production

1.  Production

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Hydrocarbon production	9M25	9M24	9M25 vs 9M24
2,026	1,956	+4%	1,944	EP (kboe/d)	1,986	1,952	+2%
1,501	1,437	+4%	1,414	Liquids (kb/d)	1,460	1,415	+3%
2,782	2,767	+1%	2,830	Gas (Mcf/d)	2,799	2,865	-2%

2.  Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars, except effective tax rate	9M25	9M24	9M25 vs 9M24
2,169	1,974	+10%	2,482	Adjusted net operating income (1)	6,594	7,699	-14%
177	176	+1%	183	including adjusted income from equity affiliates	503	535	-6%
48.5%	50.1%	-	45.1%	Effective tax rate (2)	49.4%	46.9%	-
1,787	3,106	-42%	2,161	Cash flow used in investing activities	7,582	6,697	+13%
1,922	3,053	-37%	2,330	Organic investments	7,659	6,956	+10%
(53)	162	ns	(42)	Acquisitions net of assets sales	225	51	x4.4
1,869	3,215	-42%	2,288	Net investments	7,884	7,007	+13%
4,187	3,675	+14%	4,763	Cash flow from operating activities	11,128	12,888	-14%
3,984	3,760	+6%	4,273	Cash flow from operations excluding working capital (CFFO)	12,035	13,104	-8%
(1)	Detail of adjustment items shown in the business segment information starting on page 34.
(2)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

In the third quarter of 2025, Exploration & Production:

•	adjusted net operating income was $2,169 million, up 10% quarter-to-quarter in a similar price environment, outpacing Exploration & Production production growth of 4% compared to the second quarter 2025 thanks to the accretive impact of new barrels.
•	cash flow from operating activities was $4,187 million, up 14% quarter-to-quarter, and
•	cash flow from operations excluding working capital (CFFO) was $3,984 million, up 6% quarter-to-quarter, for the same reasons stated above.

B.2 Integrated LNG

1. Production

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Hydrocarbon production for LNG	9M25	9M24	9M25 vs 9M24
482	547	-12%	465	Integrated LNG (kboe/d)	537	485	+11%
52	69	-24%	52	Liquids (kb/d)	65	60	+8%
2,400	2,628	-9%	2,263	Gas (Mcf/d)	2,610	2,309	+13%

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Liquefied Natural Gas in Mt	9M25	9M24	9M25 vs 9M24
10.4	10.6	-1%	9.5	Overall LNG sales	31.6	29.0	+9%
3.4	3.9	-13%	3.8	Incl. Sales from equity production*	11.2	11.6	-3%
9.2	9.4	-2%	8.4	Incl. Sales by TotalEnergies from equity production and third party purchases	28.0	25.3	+11%

*             The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was down 12% in the third quarter of 2025 compared to the second quarter 2025, primarily due to planned turnaround at Ichthys LNG in Australia.

Quarterly LNG sales were stable over the quarter, with third party purchases offsetting lower sales from equity production.

2. Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars, except average price of LNG	9M25	9M24	9M25 vs 9M24
8.91	9.10	-2%	9.91	Average price of LNG ($/Mbtu) (1) Consolidated subsidiaries and equity affiliates	9.36	9.61	-3%
852	1,041	-18%	1,063	Adjusted net operating income (2)	3,187	3,437	-7%
423	513	-18%	538	including adjusted income from equity affiliates	1,471	1,453	+1%
146	852	-83%	500	Cash flow used in investing activities	1,890	1,830	+3%
330	743	-56%	451	Organic investments	1,825	1,615	+13%
(134)	110	ns	65	Acquisitions net of assets sales	116	251	-54%
196	853	-77%	516	Net investments	1,941	1,866	+4%
789	539	+46%	830	Cash flow from operating activities	3,071	2,971	+3%
1,134	1,159	-2%	888	Cash flow from operations excluding working capital (CFFO)	3,542	3,456	+2%
(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.
(2)	Detail of adjustment items shown in the business segment information starting on page 34.

In the third quarter of 2025, Integrated LNG:

•	adjusted net operating income was $852 million, down 18% quarter-to-quarter primarily due to the planned turnaround at Ichthys LNG in Australia,
•	cash flow from operating activities was $789 million, up 46% quarter-to-quarter, and
•	cash flow from operations excluding working capital (CFFO) was $1,134 million, in line with the second quarter under similar market conditions (average LNG price around $9/Mbtu).

B.3 Integrated Power

1. Productions, capacities, clients and sales

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Integrated Power	9M25	9M24	9M25 vs 9M24
12.6	11.6	+9%	11.1	Net power production (TWh) (1)	35.5	29.7	+19%
8.2	8.4	-2%	6.7	o/w power production from renewables	23.3	19.6	+19%
4.5	3.2	+40%	4.4	o/w power production from gas flexible capacities	12.2	10.2	+20%
25.2	24.0	+5%	21.6	Portfolio of power generation net installed capacity (GW) (2)	25.2	21.6	+16%
18.7	17.4	+7%	14.5	o/w renewables	18.7	14.5	+29%
6.5	6.5	-	7.1	o/w power gas flexible capacities	6.5	7.1	-9%
106.0	104.1	+2%	89.6	Portfolio of renewable power generation gross capacity (GW) (2), (3)	106.0	89.6	+18%
32.3	30.2	+7%	24.2	o/w installed capacity	32.3	24.2	+34%
6.0	6.0	-1%	6.0	Clients power – BtB and BtC (Million) (2)	6.0	6.0	-
2.7	2.7	-1%	2.8	Clients gas – BtB and BtC (Million) (2)	2.7	2.8	-2%
10.6	10.5	-	10.9	Sales power – BtB and BtC (TWh)	35.6	36.9	-3%
11.6	14.9	-22%	13.9	Sales gas – BtB and BtC (TWh)	62.2	68.4	-9%
(1)	Solar, wind, hydroelectric and gas flexible capacities.
(2)	End of period data.
(3)	Includes 18.99% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production increased by 9% over the quarter, reaching 12.6 TWh, mainly driven by increased output from flexible generation capacity in Europe.

Gross installed renewable power generation capacity totaled 32.3 GW at the end of the third quarter of 2025, representing an increase of 2.1 GW compared to the end of the second quarter of 2025, and more than 8 GW year-on-year.

Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
571	574	-1%	485	Adjusted net operating income (1)	1,651	1,598	+3%
48	22	x2.2	29	including adjusted income from equity affiliates	114	25	x4.6
692	2,156	-68%	2,221	Cash flow used in investing activities	3,726	4,406	-15%
596	421	+42%	707	Organic investments	1,663	2,246	-26%
(147)	1,568	ns	1,529	Acquisitions net of assets sales	1,658	2,176	-24%
449	1,989	-77%	2,236	Net investments	3,321	4,422	-25%
674	799	-16%	373	Cash flow from operating activities	1,074	1,771	-39%
611	562	+9%	636	Cash flow from operations excluding working capital (CFFO)	1,770	1,951	-9%
(1)	Detail of adjustment items shown in the business segment information starting on page 34.

In the third quarter of 2025, Integrated Power:

•	adjusted net operating income was $571 million, stable over the quarter,
•	cash flow from operating activities was $674 million, down 16% quarter-to-quarter, and
•	cash flow from operations excluding working capital (CFFO) was $611 million, in line with annual guidance, and was comprised of $299 million from production activities (including renewables and gas-fired power plants) and $312 million from marketing activities (including B2B, B2C and trading).

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
1,067	801	+33%	605	Adjusted net operating income (1)	2,409	2,840	-15%
545	505	+8%	629	Cash flow used in investing activities	1,361	542	x2.5
590	532	+11%	561	Organic investments	1,508	1,649	-9%
(45)	(27)	ns	112	Acquisitions net of assets sales	(147)	(1,090)	ns
545	505	+8%	673	Net investments	1,361	559	x2.4
3,126	1,515	x2.1	1,145	Cash flow from operating activities	3,226	2,099	+54%
1,653	1,483	+11%	1,177	Cash flow from operations excluding working capital (CFFO)	4,253	4,723	-10%
(1)	Detail of adjustment items shown in the business segment information starting on page 34.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Refinery throughput and utilization rate	9M25	9M24	9M25 vs 9M24
1,478	1,589	-7%	1,539	Total refinery throughput (kb/d)	1,538	1,493	+3%
481	463	+4%	451	France	460	421	+9%
595	632	-6%	625	Rest of Europe	618	627	-1%
402	494	-19%	463	Rest of world	461	445	+4%
84%	90%		86%	Utilization rate based on crude only*	87%	83%

*       Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from the third quarter of 2024 and the African refinery Natref (divested) during the fourth quarter of 2024.

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Petrochemicals production and utilization rate	9M25	9M24	9M25 vs 9M24
1,326	1,164	+14%	1,314	Monomers* (kt)	3,740	3,850	-3%
1,174	1,127	+4%	1,167	Polymers (kt)	3,474	3,352	+4%
84%	74%	-	85%	Steam cracker utilization rate**	79%	79%	-
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from the second quarter of 2024.

Refinery throughput was down 7% quarter-on-quarter due to turnarounds on the Port Arthur and HTC platforms.

Petrochemicals output was up 14% for monomers and 4% for polymers, mainly due to the end of the cracker turnaround at the Normandie platform.

2. Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars, except ERM	9M25	9M24	9M25 vs 9M24
63.0	35.3	+78%	15.4	European Refining Margin Marker (ERM) ($/t) (1)	42.6	44.0	-3%
687	389	+77%	241	Adjusted net operating income (2)	1,377	1,842	-25%
385	309	+25%	319	Cash flow used in investing activities	930	1,032	-10%
387	333	+16%	329	Organic investments	956	1,130	-15%
(2)	(24)	ns	34	Acquisitions net of assets sales	(26)	(81)	ns
385	309	+25%	363	Net investments	930	1,049	-11%
2,839	887	x3.2	564	Cash flow from operating activities	1,743	(24)	ns
1,015	772	+31%	530	Cash flow from operations excluding working capital (CFFO)	2,420	2,938	-18%
(1)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.
(2)	Detail of adjustment items shown in the business segment information starting on page 34.

In the third quarter of 2025, Refining & Chemicals:

•	adjusted net operating income was $687 million,
•	cash flow from operating activities was $2,839 million, and
•	cash flow from operations excluding working capital (CFFO) was $1,015 million, increasing by almost $500 million year-on-year as the Company captured improved refining margins in Europe thanks to the high availability of its assets.

B.6 Marketing & Services

1. Petroleum product sales

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Sales in kb/d*	9M25	9M24	9M25 vs 9M24
1,269	1,324	-4%	1,383	Total Marketing & Services sales	1,286	1,353	-5%
744	790	-6%	795	Europe	749	761	-2%
525	534	-2%	588	Rest of world	537	592	-9%

*       Excludes trading and bulk refining sales.

In the third quarter of 2025, sales of petroleum products were down 8% year-on-year as a result of focusing the portfolio on higher margin activities.

2. Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
380	412	-8%	364	Adjusted net operating income (1)	1,032	998	+3%
160	196	-18%	310	Cash flow used in investing activities	431	(490)	ns
203	199	+2%	232	Organic investments	552	519	+6%
(43)	(3)	ns	78	Acquisitions net of assets sales	(121)	(1,009)	ns
160	196	-18%	310	Net investments	431	(490)	ns
287	628	-54%	581	Cash flow from operating activities	1,483	2,123	-30%
638	711	-10%	647	Cash flow from operations excluding working capital (CFFO)	1,833	1,785	+3%

(1)       Detail of adjustment items shown in the business segment information starting on page 34.

In the third quarter of 2025, Marketing & Services:

•	adjusted net operating income was $380 million, up 4% year-on-year despite lower volumes, reflecting improved unit margins,
•	cash flow from operating activities was $287 million, down 54% quarter-to-quarter, and
•	cash flow from operations excluding working capital (CFFO) was $638 million, stable year-on-year for the same reasons stated above.

C. TOTALENERGIES RESULTS

1.	Net income (TotalEnergies share)

Net income (TotalEnergies share) was $3,683 million in the third quarter of 2025 compared to $2,687 million in the second quarter of 2025.

Adjusted net income (TotalEnergies share) was $3,980 million in the third quarter of 2025 compared to $3,578 million in the second quarter of 2025, driven by the accretive production growth of Exploration & Production and higher refining margins in Europe.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Adjustments to net income were ($0.3) billion in the third quarter of 2025, consisting mainly of

•	$0.3 billion of capital gains/losses on asset sales, related to the divestment of two blocks in Argentina,

•	($0.3) billion of exceptional provisions and depreciation, and

•	($0.3) billion of changes in fair value, stock variation and other items.

2.	Fully-diluted shares and share buybacks

As of September 30, 2025, the number of diluted shares was 2,188 million.

TotalEnergies repurchased1:

•	36.8 million shares in the third quarter of 2025 for $2.3 billion, and

•	99 million shares in the first nine months of 2025 for $6.0 billion.

3.	Acquisitions - asset sales

Acquisitions were:

•	$474 million in the third quarter of 2025, notably related to the closing of the acquisition of the Tungsten Explorer drillship in a joint venture with Vantage, and

•	$3,416 million in the first nine months of 2025, notably related to the above item, as well as the finalization of the VSB acquisition and the acquisition of an additional 10% interest in the Moho field in Congo.

Divestments were:

•	$855 million in the third quarter of 2025, notably related to the divestment of two unconventional blocks in Argentina and the sale of a 50% interest in a renewables portfolio in France, and

•	$1,565 million in the first nine months of 2025, notably related to the above items, as well as the sale of a 50% interest in a renewable’s portfolio in Portugal and the divestment of interests in the Nkossa and Nsoko II permits in Congo and fuel distribution activities in Brazil.

4. Cash flow

TotalEnergies’ cash flow from operating activities was $8,349 million in the third quarter of 2025, compared to a cash flow from operations excluding working capital (CFFO) of $7,061 million benefiting from a $1.3 billion positive contribution to working capital.

The change in working capital was a decrease of $1,600 million in the third quarter of 2025 in accordance with IFRS. The difference of $312 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $55 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $218 million, (iii) plus the capital gains from the renewable project sales of ($6) million and (iv) plus the organic loan repayments from equity affiliates of $45 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was a decrease of $1,288 million in the third quarter of 2025, compared to an increase of $658 million in the second quarter of 2025.

TotalEnergies’ net cash flow2 was $3,969 million in the third quarter of 2025 compared to ($14) million in the second quarter of 2025, due to a $443 million increase in CFFO and a $3,540 million decrease in net investments over the quarter.

1 Including coverage of employees share grant plans.

2 Net cash flow is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D. PROFITABILITY

Return on equity was 14.2% for the twelve months ended September 30, 2025.

In millions of dollars	October 1, 2024 September 30, 2025	July 1, 2024 June 30, 2025	October 1, 2023 September 30, 2024
Adjusted net income (TotalEnergies share)	16,431	16,535	19,398
Average adjusted shareholders’ equity	116,051	117,441	116,572
Return on equity (ROE)	14.2%	14.1%	16.6%

Return on average capital employed (ROACE)3 was 12.4% for the twelve months ended September 30, 2025.

In millions of dollars	October 1, 2024 September 30, 2025	July 1, 2024 June 30, 2025	October 1, 2023 September 30, 2024
Adjusted net operating income	18,204	18,184	20,701
Average capital employed	146,636	146,456	142,195
ROACE	12.4%	12.4%	14.6%

E.    Annual 2025 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2025. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In an 70-80 $/b Brent environment.

F.    SUMMARY AND OUTLOOK

In the context of continued uncertainty in the geopolitical and macroeconomic environment, oil prices are trending downwards, facing an abundant supply that is fueled by production from non-OPEC countries (Guyana, Brazil, US) and OPEC+'s decision to unwind some voluntary production cuts.

At the beginning of the fourth quarter of 2025, refining margins remain above $50/t reflecting disruptions of diesel flows and low inventory levels.

Forward European gas prices remain sustained at around $11/Mbtu for the fourth quarter of 2025 and winter 2025/26 due to anticipated winter consumption. Given the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG selling price of $8.5/Mbtu for the fourth quarter of 2025.

Hydrocarbon production in the fourth quarter of 2025 is expected to be between 2.525 and 2.575 Mboe/d, growing over 4% compared to the fourth quarter of 2024, notably benefiting from the restart of Ichthys LNG.

Taking into account planned turnarounds at Antwerp and SATORP in Saudi Arabia, the utilization rate should be between 80% and 84% in the fourth quarter.

The Company anticipates net investments for the full year will be within the $17-17.5 billion guidance range based on organic investments and expected disposals in the fourth quarter. Fourth quarter disposals are estimated to total $2 billion, including the closing of Nigeria and Norway divestitures for Exploration & Production as well as farm-downs of renewable assets in North America and Greece for Integrated Power.

Given forecasted divestments net of acquisitions of $1.5 billion in the fourth quarter 2025 and an anticipated positive contribution from working capital, gearing at the end of 2025 is expected to be 15-16%.

3 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits, ”“aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, changes in the geopolitical environment, including the impact of tariffs and trade disputes, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2024.

Additionally, developments related to environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to change and evolve independently of the Company. Moreover, the Company’s disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Combined liquids and gas production by region (kboe/d)	9M25	9M24	9M25 vs 9M24
515	522	-1%	556	Europe	536	563	-5%
433	424	+2%	452	Africa	427	454	-6%
864	850	+2%	799	Middle East and North Africa	854	813	+5%
476	436	+9%	388	Americas	446	366	+22%
220	271	-19%	214	Asia-Pacific	260	241	+8%
2,508	2,503	-	2,409	Total production	2,523	2,437	+4%
361	374	-3%	371	includes equity affiliates	375	359	+5%

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Liquids production by region (kb/d)	9M25	9M24	9M25 vs 9M24
204	203	+1%	221	Europe	207	224	-7%
317	309	+3%	329	Africa	312	328	-5%
696	673	+3%	637	Middle East and North Africa	684	649	+5%
249	217	+15%	189	Americas	223	176	+27%
87	104	-16%	90	Asia-Pacific	99	98	+1%
1,553	1,506	+3%	1,466	Total production	1,525	1,475	+3%
161	158	+2%	154	includes equity affiliates	161	153	+5%

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Gas production by region (Mcf/d)	9M25	9M24	9M25 vs 9M24
1,675	1,720	-3%	1,812	Europe	1,771	1,832	-3%
588	579	+2%	632	Africa	578	633	-9%
928	973	-5%	888	Middle East and North Africa	940	896	+5%
1,260	1,214	+4%	1,100	Americas	1,237	1,055	+17%
731	909	-20%	661	Asia-Pacific	883	758	+16%
5,182	5,395	-4%	5,093	Total production	5,409	5,174	+5%
1,120	1,173	-4%	1,190	includes equity affiliates	1,176	1,120	+5%

Downstream (Refining & Chemicals and Marketing & Services)

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Petroleum product sales by region (kb/d)	9M25	9M24	9M25 vs 9M24
1,839	1,904	-3%	1,932	Europe	1,806	1,849	-2%
566	616	-8%	585	Africa	600	578	+4%
978	1,057	-7%	1,091	Americas	1,036	1,038	-
1,128	856	+32%	747	Rest of world	976	699	+40%
4,510	4,432	+2%	4,355	Total consolidated sales	4,418	4,164	+6%
354	379	-7%	395	Includes bulk sales	359	397	-10%
2,887	2,729	+6%	2,578	Includes trading	2,773	2,414	+15%

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Petrochemicals production* (kt)	9M25	9M24	9M25 vs 9M24
976	832	+17%	954	Europe	2,792	2,844	-2%
773	750	+3%	765	Americas	2,217	2,166	+2%
751	709	+6%	762	Middle East and Asia	2,205	2,192	+1%
*	Olefins, polymers.

INTEGRATED POWER

Net power production

		3Q25						2Q25
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.3	0.2	-	0.6	0.0	1.1	0.2	0.2	-	0.5	0.0	1.0
Rest of Europe	0.2	0.4	0.2	1.5	0.1	2.5	0.2	0.5	0.2	1.0	0.1	2.0
Africa	0.0	-	-	-	0.1	0.1	0.0	-	-	-	0.1	0.1
Middle East	0.3	-	-	0.3	-	0.5	0.3	-	-	0.3	-	0.5
North America	1.4	0.5	-	2.1	-	4.0	1.3	0.6	-	1.4	-	3.3
South America	0.1	1.0	-	-	-	1.1	0.1	0.9	-	-	-	1.0
India	2.2	0.5	-	-	-	2.8	2.5	0.6	-	-	-	3.1
Asia-Pacific	0.4	0.0	0.0	-	-	0.5	0.4	0.0	0.1	-	-	0.5
Total	5.0	2.6	0.3	4.5	0.2	12.6	5.1	2.8	0.3	3.2	0.2	11.6

Installed power generation net capacity

		3Q25						2Q25
Installed power generation net capacity (GW) (1)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.7	0.5	-	2.7	0.2	4.1	0.8	0.5	-	2.7	0.2	4.2
Rest of Europe	0.6	1.1	0.3	2.1	0.2	4.2	0.5	1.0	0.3	2.1	0.2	4.0
Africa	0.0	-	-	-	0.1	0.1	0.0	-	-	-	0.1	0.1
Middle East	0.5	-	-	0.3	-	0.8	0.5	-	-	0.3	-	0.8
North America	3.3	0.9	-	1.5	0.5	6.2	2.8	0.9	-	1.5	0.4	5.5
South America	0.4	1.1	-	-	-	1.5	0.4	1.0	-	-	-	1.4
India	6.4	0.6	-	-	-	7.0	6.0	0.6	-	-	-	6.6
Asia-Pacific	1.1	0.0	0.2	-	-	1.3	1.1	0.0	0.2	-	-	1.3
Total	13.0	4.2	0.5	6.5	1.0	25.2	12.2	4.0	0.5	6.5	0.8	24.0

Power generation gross capacity from renewables

	3Q25					2Q25
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.3	0.9	0.0	0.2	2.4	1.3	0.9	0.0	0.2	2.3
Rest of Europe	0.6	1.6	1.1	0.3	3.7	0.6	1.5	1.1	0.3	3.5
Africa	0.1	0.0	0.0	0.3	0.4	0.1	0.0	0.0	0.3	0.4
Middle East	1.3	0.0	0.0	0.0	1.3	1.3	0.0	0.0	0.0	1.3
North America	6.9	2.3	0.0	1.0	10.3	6.1	2.3	0.0	0.8	9.3
South America	0.5	1.8	0.0	0.0	2.2	0.4	1.5	0.0	0.0	1.9
India	9.1	0.7	0.0	0.0	9.7	8.5	0.6	0.0	0.0	9.2
Asia-Pacific	1.7	0.0	0.6	0.0	2.4	1.7	0.0	0.6	0.0	2.4
Total	21.5	7.2	1.8	1.8	32.3	20.0	6.8	1.8	1.6	30.2

	3Q25					2Q25
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.2	0.2	0.0	0.0	0.4	0.3	0.1	0.0	0.0	0.4
Rest of Europe	0.5	0.1	0.8	0.3	1.7	0.5	0.2	0.8	0.3	1.9
Africa	0.5	0.1	0.0	0.1	0.7	0.5	0.1	0.0	0.1	0.7
Middle East	1.7	0.2	0.0	0.0	2.0	1.7	0.2	0.0	0.0	2.0
North America	1.2	0.0	0.0	0.2	1.3	1.2	0.0	0.0	0.5	1.7
South America	0.8	0.2	0.0	0.3	1.3	0.9	0.4	0.0	0.2	1.4
India	1.4	0.0	0.0	0.0	1.4	1.6	0.0	0.0	0.0	1.6
Asia-Pacific	0.4	0.0	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.1
Total	6.7	0.8	0.8	0.9	9.2	6.7	1.1	0.8	1.2	9.8

	3Q25					2Q25
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.0	0.5	1.5	0.0	2.9	1.0	0.5	0.0	0.0	1.6
Rest of Europe	5.8	1.8	14.3	3.2	25.1	6.4	1.7	14.3	2.9	25.3
Africa	0.3	0.2	0.0	0.0	0.5	0.5	0.2	0.0	0.0	0.7
Middle East	0.5	0.0	0.0	0.0	0.5	0.6	0.0	0.0	0.0	0.6
North America	10.4	3.6	4.1	5.3	23.4	10.9	3.7	4.1	4.6	23.3
South America	1.3	1.3	0.0	0.0	2.7	1.2	1.4	0.0	0.0	2.6
India	1.6	0.1	0.0	0.0	1.7	2.0	0.1	0.0	0.0	2.1
Asia-Pacific	3.0	1.1	2.6	1.1	7.7	3.2	1.1	2.6	1.1	7.9
Total	23.9	8.5	22.5	9.6	64.4	25.8	8.6	21.0	8.6	64.1

(1)	End-of-period data.
(2)	Includes 18.99% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

3Q25	2Q25	3Q24	In millions of dollars	9M25	9M24
3,683	2,687	2,294	Net income (TotalEnergies share)	10,221	11,802
(93)	(340)	(1,337)	Special items affecting net income (TotalEnergies share)	(541)	(806)
284	-	-	Gain (loss) on asset sales	284	1,397
(7)	-	(10)	Restructuring charges	(7)	(21)
(286)	(209)	(1,100)	Impairments	(495)	(1,744)
(84)	(131)	(227)	Other	(323)	(438)
(32)	(268)	(359)	After-tax inventory effect : FIFO vs. replacement cost	(378)	(555)
(172)	(283)	(84)	Effect of changes in fair value	(610)	(695)
(297)	(891)	(1,780)	Total adjustments affecting net income	(1,529)	(2,056)
3,980	3,578	4,074	Adjusted net income (TotalEnergies share)	11,750	13,858

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
3,683	2,687	+37%	2,294	Net income (TotalEnergies share)	10,221	11,802	-13%
297	891	-67%	1,780	Less: adjustment items to net income (TotalEnergies share)	1,529	2,056	-26%
3,980	3,578	+11%	4,074	Adjusted net income (TotalEnergies share)	11,750	13,858	-15%
				Adjusted items
80	60	+33%	90	Add: non-controlling interests	210	257	-18%
2,281	2,328	-2%	2,369	Add: income taxes	7,314	8,337	-12%
3,277	3,106	+6%	3,048	Add: depreciation, depletion and impairment of tangible assets and mineral interests	9,381	8,952	+5%
104	96	+8%	103	Add: amortization and impairment of intangible assets	283	282	-
808	816	-1%	797	Add: financial interest on debt	2,349	2,230	+5%
(235)	(294)	ns	(433)	Less: financial income and expense from cash & cash equivalents	(798)	(1,302)	ns
10,295	9,690	+6%	10,048	Adjusted EBITDA	30,489	32,614	-7%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
				Adjusted items
43,844	44,676	-2%	47,429	Revenues from sales	136,419	148,495	-8%
(26,940)	(28,533)	ns	(30,856)	Purchases, net of inventory variation	(86,036)	(95,695)	ns
(7,555)	(7,588)	ns	(7,147)	Other operating expenses	(22,685)	(22,391)	ns
(64)	(97)	ns	(101)	Exploration costs	(242)	(286)	ns
303	544	-44%	59	Other income	1,094	445	x2.5
(101)	(233)	ns	(121)	Other expense, excluding amortization and impairment of intangible assets	(550)	(283)	ns
324	422	-23%	293	Other financial income	1,040	1,008	+3%
(208)	(203)	ns	(214)	Other financial expense	(660)	(642)	ns
692	702	-1%	706	Net income (loss) from equity affiliates	2,109	1,963	+7%
10,295	9,690	+6%	10,048	Adjusted EBITDA	30,489	32,614	-7%
				Adjusted items
(3,277)	(3,106)	ns	(3,048)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(9,381)	(8,952)	ns
(104)	(96)	ns	(103)	Less: amortization of intangible assets	(283)	(282)	ns
(808)	(816)	ns	(797)	Less: financial interest on debt	(2,349)	(2,230)	ns
235	294	-20%	433	Add: financial income and expense from cash & cash equivalents	798	1,302	-39%
(2,281)	(2,328)	ns	(2,369)	Less: income taxes	(7,314)	(8,337)	ns
(80)	(60)	ns	(90)	Less: non-controlling interests	(210)	(257)	ns
(297)	(891)	ns	(1,780)	Add: adjustment - TotalEnergies share	(1,529)	(2,056)	ns
3,683	2,687	+37%	2,294	Net income (TotalEnergies share)	10,221	11,802	-13%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
3,203	6,689	-52%	5,562	Cash flow used in investing activities (a)	14,697	13,587	+8%
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
45	54	-17%	57	Organic loan repayment from equity affiliates (c)	105	31	x3.4
(242)	(221)	ns	-	Change in debt from renewable projects financing (d) *	(463)	-	ns
84	90	-7%	119	Capex linked to capitalized leasing contracts (e)	282	319	-12%
2	20	-90%	26	Expenditures related to carbon credits (f)	24	29	-17%
3,092	6,632	-53%	5,764	Net investments (a + b + c + d + e + f = g - i + h)	14,645	13,966	+5%
(381)	1,813	ns	1,662	of which acquisitions net of assets sales (g-i)	1,851	1,382	+34%
474	2,106	-77%	1,795	Acquisitions (g)	3,416	3,413	-
855	293	x2.9	133	Asset sales (i)	1,565	2,031	-23%
121	67	81%	-	Change in debt from renewable projects (partner share)	188	-	ns
3,473	4,819	-28%	4,102	of which organic investments (h)	12,794	12,584	+2%
74	37	99%	148	Capitalized exploration	222	394	-44%
408	425	-4%	458	Increase in non-current loans	1,401	1,585	-12%
(449)	(256)	ns	(140)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(808)	(464)	ns
(121)	(154)	ns	-	Change in debt from renewable projects (TotalEnergies share)	(275)	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
1,787	3,106	2,161	-17%	Cash flow used in investing activities (a)	7,582	6,697	13%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	1	-100%	Organic loan repayment from equity affiliates (c)	-	1	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
80	89	100	-20%	Capex linked to capitalized leasing contracts (e)	278	280	-1%
2	20	26	-92%	Expenditures related to carbon credits (f)	24	29	-17%
1,869	3,215	2,288	-18%	Net investments (a + b + c + d + e + f = g - i + h)	7,884	7,007	13%
(53)	162	(42)	ns	of which acquisitions net of assets sales (g-i)	225	51	x4.4
522	193	36	x14.5	Acquisitions (g)	1,160	523	x2.2
575	31	78	x7.4	Asset sales (i)	935	472	98%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
1,922	3,053	2,330	-18%	of which organic investments (h)	7,659	6,956	10%
70	30	140	-50%	Capitalized exploration	209	364	-43%
38	42	46	-17%	Increase in non-current loans	162	155	5%
(47)	(49)	(11)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(125)	(72)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
146	852	500	-71%	Cash flow used in investing activities (a)	1,890	1,830	3%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
46	-	2	x23	Organic loan repayment from equity affiliates (c)	47	3	x15.7
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
4	1	14	-71%	Capex linked to capitalized leasing contracts (e)	4	33	-88%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
196	853	516	-62%	Net investments (a + b + c + d + e + f = g - i + h)	1,941	1,866	4%
(134)	110	65	ns	of which acquisitions net of assets sales (g-i)	116	251	-54%
(60)	110	69	ns	Acquisitions (g)	194	268	-28%
74	-	4	x18.5	Asset sales (i)	78	17	x4.6
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
330	743	451	-27%	of which organic investments (h)	1,825	1,615	13%
4	7	8	-50%	Capitalized exploration	13	30	-57%
174	187	214	-19%	Increase in non-current loans	543	540	1%
(345)	(25)	(79)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(375)	(158)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
692	2,156	2,221	-69%	Cash flow used in investing activities (a)	3,726	4,406	-15%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
(1)	54	10	ns	Organic loan repayment from equity affiliates (c)	58	10	x5.8
(242)	(221)	-	ns	Change in debt from renewable projects financing (d) *	(463)	-	ns
-	-	5	-100%	Capex linked to capitalized leasing contracts (e)	-	6	-100%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
449	1,989	2,236	-80%	Net investments (a + b + c + d + e + f = g - i + h)	3,321	4,422	-25%
(147)	1,568	1,529	ns	of which acquisitions net of assets sales (g-i)	1,658	2,176	-24%
12	1,791	1,565	-99%	Acquisitions (g)	2,048	2,443	-16%
159	223	36	x4.4	Asset sales (i)	390	267	46%
121	67	-	ns	Change in debt from renewable projects (partner share)	188	-	ns
596	421	707	-16%	of which organic investments (h)	1,663	2,246	-26%
-	-	-	ns	Capitalized exploration	-	-	ns
162	150	135	20%	Increase in non-current loans	580	679	-15%
(43)	(137)	(24)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(226)	(116)	ns
(121)	(154)	-	ns	Change in debt from renewable projects (TotalEnergies share)	(275)	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
385	309	319	21%	Cash flow used in investing activities (a)	930	1,032	-10%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	44	-100%	Organic loan repayment from equity affiliates (c)	-	17	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
385	309	363	6%	Net investments (a + b + c + d + e + f = g - i + h)	930	1,049	-11%
(2)	(24)	34	ns	of which acquisitions net of assets sales (g-i)	(26)	(81)	ns
-	11	42	-100%	Acquisitions (g)	11	77	-86%
2	35	8	-75%	Asset sales (i)	37	158	-77%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
387	333	329	18%	of which organic investments (h)	956	1,130	-15%
-	-	-	ns	Capitalized exploration	-	-	ns
16	17	33	-52%	Increase in non-current loans	43	98	-56%
(15)	(7)	(17)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(28)	(27)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
160	196	310	-48%	Cash flow used in investing activities (a)	431	(490)	ns
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
160	196	310	-48%	Net investments (a + b + c + d + e + f = g - i + h)	431	(490)	ns
(43)	(3)	78	ns	of which acquisitions net of assets sales (g-i)	(121)	(1,009)	ns
-	1	83	-100%	Acquisitions (g)	3	102	-97%
43	4	5	x8.6	Asset sales (i)	124	1,111	-89%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
203	199	232	-13%	of which organic investments (h)	552	519	6%
-	-	-	ns	Capitalized exploration	-	-	ns
18	26	16	13%	Increase in non-current loans	62	84	-26%
1	(22)	(10)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(38)	(89)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
8,349	5,960	+40%	7,171	Cash flow from operating activities (a)	16,872	18,347	-8%
1,382	(246)	ns	871	(Increase) decrease in working capital (b) *	(3,180)	(3,581)	ns
(55)	(272)	ns	(464)	Inventory effect (c)	(434)	(807)	ns
(6)	86	ns	-	Capital gain from renewable project sales (d)	80	-	ns
45	54	-17%	57	Organic loan repayments from equity affiliates (e)	105	31	x3.4
7,061	6,618	+7%	6,821	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	20,671	22,766	-9%
(382)	(325)	ns	(188)	Financial charges	(992)	(449)	ns
7,443	6,943	+7%	7,009	Debt Adjusted Cash Flow (DACF)	21,663	23,215	-7%

3,473	4,819	-28%	4,102	Organic investments (g)	12,794	12,584	+2%
3,588	1,799	+99%	2,719	Free cash flow after organic investments (f - g)	7,877	10,182	-23%

3,092	6,632	-53%	5,764	Net investments (h)	14,645	13,966	+5%
3,969	(14)	ns	1,057	Net cash flow (f - h)	6,026	8,800	-32%

*             Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
4,187	3,675	4,763	-12%	Cash flow from operating activities (a)	11,128	12,888	-14%
203	(85)	491	-59%	(Increase) decrease in working capital (b)	(907)	(215)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	1	-100%	Organic loan repayments from equity affiliates (e)	-	1	-100%
3,984	3,760	4,273	-7%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	12,035	13,104	-8%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
789	539	830	-5%	Cash flow from operating activities (a)	3,071	2,971	3%
(299)	(620)	(56)	ns	(Increase) decrease in working capital (b) *	(424)	(482)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
46	-	2	x23	Organic loan repayments from equity affiliates (e)	47	3	x15.7
1,134	1,159	888	28%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	3,542	3,456	2%

*             Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
674	799	373	81%	Cash flow from operating activities (a)	1,074	1,771	-39%
56	377	(253)	ns	(Increase) decrease in working capital (b) *	(558)	(170)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
(6)	86	-	ns	Capital gain from renewable project sales (d)	80	-	ns
(1)	54	10	ns	Organic loan repayments from equity affiliates (e)	58	10	x5.8
611	562	636	-4%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,770	1,951	-9%

*           Changes in working capital are presented excluding the mark-to-market effect of Integrated Power sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
2,839	887	564	x5	Cash flow from operating activities (a)	1,743	(24)	ns
1,900	362	413	x4.6	(Increase) decrease in working capital (b)	(281)	(2,325)	ns
(76)	(247)	(335)	ns	Inventory effect (c)	(396)	(620)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	44	-100%	Organic loan repayments from equity affiliates (e)	-	17	-100%
1,015	772	530	92%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,420	2,938	-18%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

3Q25	2Q25	3Q24	3Q25 vs 3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
287	628	581	-51%	Cash flow from operating activities (a)	1,483	2,123	-30%
(372)	(58)	63	ns	(Increase) decrease in working capital (b)	(312)	525	ns
21	(25)	(129)	ns	Inventory effect (c)	(38)	(187)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
638	711	647	-1%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,833	1,785	3%

GEARING RATIO

In millions of dollars	09/30/2025	06/30/2025	09/30/2024
Current borrowings *	11,830	12,570	11,805
Other current financial liabilities	568	861	488
Current financial assets *, **	(4,607)	(4,872)	(5,780)
Net financial assets classified as held for sale *	49	41	204
Non-current financial debt *	41,296	39,161	37,824
Non-current financial assets *	(1,168)	(1,410)	(1,307)
Cash and cash equivalents	(23,415)	(20,424)	(25,672)
Net debt (a)	24,553	25,927	17,562

Shareholders’ equity - TotalEnergies share	115,281	116,642	116,059
Non-controlling interests	2,384	2,360	2,557
Shareholders' equity (b)	117,665	119,002	118,616

Gearing = a / (a+b)	17.3%	17.9%	12.9%

Leases (c)	8,827	8,907	8,338
Gearing including leases (a+c) / (a+b+c)	22.1%	22.6%	17.9%
*	Excludes leases receivables and leases debts.
**	Including initial margins held as part of the Company's activities on organized markets.

Gearing was 17.3% at the end of September 2025 due to the seasonal effect of working capital variation and investment pace. Normalized gearing is between 15% and 16%.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended September 30, 2025

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	8,899	4,619	2,226	1,695	1,394	18,204
Capital employed at 09/30/2024	64,859	39,460	24,589	9,050	7,325	143,297
Capital employed at 09/30/2025	66,102	43,872	26,960	7,123	7,565	149,974
ROACE	13.6%	11.1%	8.6%	21.0%	18.7%	12.4%

PAYOUT1

In millions of dollars	9M25	9M24	2024
Dividend paid (parent company shareholders)	5,961	5,719	7,717
Repayment of treasury shares excluding fees and taxes	5,997	5,999	7,970

Payout ratio	56%	49%	50%

1 Payout is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter- Company	Company
Adjusted net operating income 3rd quarter 2025	2,169	852	571	687	380	(80)	–	4,579
Adjusted net operating income 2nd quarter 2025	1,974	1,041	574	389	412	(245)	–	4,145
Adjusted net operating income 1st quarter 2025	2,451	1,294	506	301	240	(131)	–	4,661
Adjusted net operating income 4th quarter 2024	2,305	1,432	575	318	362	(173)	–	4,819
Adjusted net operating income ( a )	8,899	4,619	2,226	1,695	1,394	(629)	–	18,204

Balance sheet as of September 30, 2025
Property plant and equipment intangible assets net	87,453	29,195	15,681	12,725	7,111	797	–	152,962
Investments & loans in equity affiliates	4,498	16,983	10,257	4,137	1,093	–	–	36,968
Other non-current assets	2,504	2,285	1,705	748	1,083	344	–	8,669
Inventories, net	1,674	1,076	596	10,196	3,516	–	–	17,058
Accounts receivable, net	5,533	5,828	4,045	17,547	8,328	1,300	(22,846)	19,735
Other current assets	7,020	7,252	5,567	2,251	2,889	2,600	(5,746)	21,833
Accounts payable	(6,668)	(6,661)	(6,309)	(30,876)	(9,472)	(901)	22,825	(38,062)
Other creditors and accrued liabilities	(11,225)	(7,587)	(4,810)	(5,175)	(5,546)	(6,690)	5,767	(35,266)
Working capital	(3,666)	(92)	(911)	(6,057)	(285)	(3,691)	–	(14,702)
Provisions and other non-current liabilities	(25,136)	(4,499)	(1,388)	(3,569)	(1,227)	902	–	(34,917)
Assets and liabilities classified as held for sale	449	–	1,616	–	–	–	–	2,065
Capital Employed (Balance sheet)	66,102	43,872	26,960	7,984	7,775	(1,648)	–	151,045
Less inventory valuation effect	–	–	–	(861)	(210)	–	–	(1,071)
Capital Employed at replacement cost (b)	66,102	43,872	26,960	7,123	7,565	(1,648)	–	149,974

Balance sheet as of September 30, 2024
Property plant and equipment intangible assets net	83,224	25,426	15,517	12,365	6,808	676	–	144,016
Investments & loans in equity affiliates	3,850	15,609	9,341	4,117	1,046	–	–	33,963
Other non-current assets	3,896	2,096	1,286	741	1,210	324	–	9,553
Inventories, net	1,444	1,595	617	11,277	3,599	–	–	18,532
Accounts receivable, net	5,801	6,146	4,270	16,506	8,770	1,067	(23,783)	18,777
Other current assets	7,363	7,814	4,788	2,415	3,154	2,357	(5,958)	21,933
Accounts payable	(7,035)	(6,771)	(5,459)	(28,346)	(9,809)	(994)	23,746	(34,668)
Other creditors and accrued liabilities	(9,658)	(8,693)	(4,542)	(5,596)	(6,015)	(6,207)	5,995	(34,716)
Working capital	(2,085)	91	(326)	(3,744)	(301)	(3,777)	–	(10,142)
Provisions and other non-current liabilities	(24,510)	(3,762)	(1,801)	(3,415)	(1,233)	791	–	(33,930)
Assets and liabilities classified as held for sale	484	–	572	–	–	–	–	1,056
Capital Employed (Balance sheet)	64,859	39,460	24,589	10,064	7,530	(1,986)	–	144,516
Less inventory valuation effect	–	–	–	(1,014)	(205)	–	–	(1,219)
Capital Employed at replacement cost (c)	64,859	39,460	24,589	9,050	7,325	(1,986)	–	143,297
ROACE as a percentage (a/average(b+c))	13.6%	11.1%	8.6%	21.0%	18.7%	34.6%	–	12.4%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Normalized Gearing is an indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital.

Net cash flow (or free cash flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)(a)	2025	2025	2024

Sales	48,691	49,627	52,021
Excise taxes	(4,847)	(4,951)	(4,592)
Revenues from sales	43,844	44,676	47,429

Purchases, net of inventory variation	(27,191)	(29,158)	(31,425)
Other operating expenses	(7,591)	(7,834)	(7,269)
Exploration costs	(64)	(97)	(572)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,280)	(3,258)	(3,392)
Other income	778	544	45
Other expense	(528)	(287)	(374)

Financial interest on debt	(808)	(816)	(797)
Financial income and expense from cash & cash equivalents	265	327	457
Cost of net debt	(543)	(489)	(340)

Other financial income	366	429	319
Other financial expense	(208)	(203)	(214)

Net income (loss) from equity affiliates	602	529	333

Income taxes	(2,423)	(2,106)	(2,179)
Consolidated net income	3,762	2,746	2,361
TotalEnergies share	3,683	2,687	2,294
Non-controlling interests	79	59	67
Earnings per share ($)	1.65	1.18	0.97
Fully-diluted earnings per share ($)	1.64	1.17	0.96
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2025	2025	2024
Consolidated net income	3,762	2,746	2,361

Other comprehensive income

Actuarial gains and losses	(2)	16	3
Change in fair value of investments in equity instruments	(96)	52	(141)
Tax effect	19	(20)	29
Currency translation adjustment generated by the parent company	(2)	5,808	3,151
Items not potentially reclassifiable to profit and loss	(81)	5,856	3,042
Currency translation adjustment	(230)	(4,692)	(2,457)
Cash flow hedge	(346)	165	(13)
Variation of foreign currency basis spread	6	4	(4)
Share of other comprehensive income of equity affiliates, net amount	(112)	(174)	(208)
Other	5	-	2
Tax effect	81	(49)	(1)
Items potentially reclassifiable to profit and loss	(596)	(4,746)	(2,681)
Total other comprehensive income (net amount)	(677)	1,110	361

Comprehensive income	3,085	3,856	2,722
TotalEnergies share	3,001	3,752	2,631
Non-controlling interests	84	104	91

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)(a)	2025	2024

Sales	150,572	162,042
Excise taxes	(14,153)	(13,547)
Revenues from sales	136,419	148,495

Purchases, net of inventory variation	(87,204)	(97,322)
Other operating expenses	(22,989)	(22,641)
Exploration costs	(242)	(757)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,536)	(9,310)
Other income	1,569	1,806
Other expense	(1,106)	(940)

Financial interest on debt	(2,349)	(2,230)
Financial income and expense from cash & cash equivalents	882	1,337
Cost of net debt	(1,467)	(893)

Other financial income	1,113	1,084
Other financial expense	(660)	(642)

Net income (loss) from equity affiliates	1,794	978

Income taxes	(7,262)	(7,846)
Consolidated net income	10,429	12,012
TotalEnergies share	10,221	11,802
Non-controlling interests	208	210
Earnings per share ($)	4.53	5.02
Fully-diluted earnings per share ($)	4.49	4.99
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)	2025	2024
Consolidated net income	10,429	12,012

Other comprehensive income

Actuarial gains and losses	14	23
Change in fair value of investments in equity instruments	(32)	2
Tax effect	-	10
Currency translation adjustment generated by the parent company	8,688	962
Items not potentially reclassifiable to profit and loss	8,670	997
Currency translation adjustment	(6,939)	(835)
Cash flow hedge	(1,014)	1,387
Variation of foreign currency basis spread	25	(19)
share of other comprehensive income of equity affiliates, net amount	(386)	(322)
Other	12	2
Tax effect	237	(373)
Items potentially reclassifiable to profit and loss	(8,065)	(160)
Total other comprehensive income (net amount)	605	837

Comprehensive income	11,034	12,849
TotalEnergies share	10,760	12,635
Non-controlling interests	274	214

CONSOLIDATED BALANCE SHEET

TotalEnergies

	September 30,	June 30,	December 31,	September
	2025	2025	2024	30, 2024

(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	37,764	36,687	34,238	33,891
Property, plant and equipment, net	115,198	116,153	109,095	110,125
Equity affiliates : investments and loans	36,968	36,657	34,405	33,963
Other investments	2,046	2,176	1,665	1,656
Non-current financial assets	2,426	2,691	2,305	2,578
Deferred income taxes	3,633	3,550	3,202	3,727
Other non-current assets	2,990	4,057	4,006	4,170
Total non-current assets	201,025	201,971	188,916	190,110

Current assets
Inventories, net	17,058	17,275	18,868	18,532
Accounts receivable, net	19,735	21,254	19,281	18,777
Other current assets	21,833	24,160	23,687	21,933
Current financial assets	4,884	5,183	6,914	6,151
Cash and cash equivalents	23,415	20,424	25,844	25,672
Assets classified as held for sale	4,009	2,550	1,977	2,830
Total current assets	90,934	90,846	96,571	93,895
Total assets	291,959	292,817	285,487	284,005

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	7,059	7,262	7,577	7,577
Paid-in surplus and retained earnings	125,073	128,103	135,496	130,804
Currency translation adjustment	(13,853)	(13,564)	(15,259)	(13,793)
Treasury shares	(2,998)	(5,159)	(9,956)	(8,529)
Total shareholders' equity - TotalEnergies share	115,281	116,642	117,858	116,059
Non-controlling interests	2,384	2,360	2,397	2,557
Total shareholders' equity	117,665	119,002	120,255	118,616

Non-current liabilities
Deferred income taxes	12,830	12,729	12,114	11,750
Employee benefits	1,991	1,974	1,753	1,890
Provisions and other non-current liabilities	20,096	20,312	19,872	20,290
Non-current financial debt	49,552	47,584	43,533	45,750
Total non-current liabilities	84,469	82,599	77,272	79,680

Current liabilities
Accounts payable	38,062	39,288	39,932	34,668
Other creditors and accrued liabilities	35,266	34,672	35,961	34,716
Current borrowings	13,820	14,637	10,024	13,853
Other current financial liabilities	568	861	664	488
Liabilities directly associated with the assets classified as held for sale	2,109	1,758	1,379	1,984
Total current liabilities	89,825	91,216	87,960	85,709
Total liabilities & shareholders' equity	291,959	292,817	285,487	284,005

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2025	2025	2024

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,762	2,746	2,361
Depreciation, depletion, amortization and impairment	3,405	3,360	4,020
Non-current liabilities, valuation allowances and deferred taxes	272	127	(93)
(Gains) losses on disposals of assets	(603)	(335)	(3)
Undistributed affiliates' equity earnings	(195)	(102)	(13)
(Increase) decrease in working capital	1,600	49	836
Other changes, net	108	115	63
Cash flow from operating activities	8,349	5,960	7,171

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,812)	(4,766)	(4,110)
Acquisitions of subsidiaries, net of cash acquired	-	(1,627)	(497)
Investments in equity affiliates and other securities	(215)	(419)	(845)
Increase in non-current loans	(408)	(425)	(458)
Total expenditures	(4,435)	(7,237)	(5,910)
Proceeds from disposals of intangible assets and property, plant and equipment	613	69	32
Proceeds from disposals of subsidiaries, net of cash sold	133	154	82
Proceeds from disposals of non-current investments	(8)	15	37
Repayment of non-current loans	494	310	197
Total divestments	1,232	548	348
Cash flow used in investing activities	(3,203)	(6,689)	(5,562)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	492	-
- Treasury shares	(2,349)	(1,707)	(2,005)
Dividends paid:
- Parent company shareholders	(2,216)	(1,894)	(1,963)
- Non-controlling interests	(89)	(173)	(171)
Net issuance (repayment) of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(26)	(27)	(23)
Other transactions with non-controlling interests	23	(31)	(14)
Net issuance (repayment) of non-current debt	3,682	257	3,080
Increase (decrease) in current borrowings	(1,962)	(356)	911
Increase (decrease) in current financial assets and liabilities	529	1,287	760
Cash flow from / (used in) financing activities	(2,408)	(2,152)	575
Net increase (decrease) in cash and cash equivalents	2,738	(2,881)	2,184
Effect of exchange rates	253	468	277
Cash and cash equivalents at the beginning of the period	20,424	22,837	23,211
Cash and cash equivalents at the end of the period	23,415	20,424	25,672

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	9 months	9 months
(M$)	2025	2024

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	10,429	12,012
Depreciation, depletion, amortization and impairment	9,851	10,136
Non-current liabilities, valuation allowances and deferred taxes	608	146
(Gains) losses on disposals of assets	(913)	(1,431)
Undistributed affiliates' equity earnings	(720)	25
(Increase) decrease in working capital	(2,583)	(2,837)
Other changes, net	200	296
Cash flow from operating activities	16,872	18,347

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(12,800)	(11,229)
Acquisitions of subsidiaries, net of cash acquired	(1,859)	(1,507)
Investments in equity affiliates and other securities	(945)	(1,814)
Increase in non-current loans	(1,401)	(1,617)
Total expenditures	(17,005)	(16,167)
Proceeds from disposals of intangible assets and property, plant and equipment	983	413
Proceeds from disposals of subsidiaries, net of cash sold	404	1,513
Proceeds from disposals of non-current investments	8	127
Repayment of non-current loans	913	527
Total divestments	2,308	2,580
Cash flow used in investing activities	(14,697)	(13,587)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	492	521
- Treasury shares	(6,208)	(6,018)
Dividends paid:
- Parent company shareholders	(5,961)	(5,719)
- Non-controlling interests	(401)	(304)
Net issuance (repayment) of perpetual subordinated notes	(1,139)	(1,622)
Payments on perpetual subordinated notes	(181)	(232)
Other transactions with non-controlling interests	(28)	(50)
Net issuance (repayment) of non-current debt	7,370	7,441
Increase (decrease) in current borrowings	(2,168)	(1,006)
Increase (decrease) in current financial assets and liabilities	2,534	501
Cash flow from / (used in) financing activities	(5,690)	(6,488)
Net increase (decrease) in cash and cash equivalents	(3,515)	(1,728)
Effect of exchange rates	1,086	137
Cash and cash equivalents at the beginning of the period	25,844	27,263
Cash and cash equivalents at the end of the period	23,415	25,672

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

	Common shares issued		Paid-in	Currency	Treasury shares		Shareholders'	Non-	Total
			surplus and	translation			equity -	controlling	shareholders'
			retained	adjustment			TotalEnergies	interests	equity
(M$)	Number	Amount	earnings		Number	Amount	Share
As of January 1, 2024	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income of the first nine months 2024	-	-	11,802	-	-	-	11,802	210	12,012
Other comprehensive income	-	-	924	(91)	-	-	833	4	837
Comprehensive Income	-	-	12,726	(91)	-	-	12,635	214	12,849
Dividend	-	-	(5,863)	-	-	-	(5,863)	(304)	(6,167)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(88,066,669)	(6,568)	(6,568)	-	(6,568)
Sale of treasury shares(a)	-	-	(395)	-	6,067,493	395	-	-	-
Share-based payments	-	-	458	-	-	-	458	-	458
Share cancellation	(25,405,361)	(68)	(1,595)	-	25,405,361	1,663	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(200)	-	-	-	(200)	-	(200)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(50)	(50)
Other items	-	-	3	(1)	-	-	2	(3)	(1)
As of September 30, 2024	2,397,679,661	7,577	130,804	(13,793)	(117,137,028)	(8,529)	116,059	2,557	118,616
Net income of the fourth quarter 2024	-	-	3,956	-	-	-	3,956	63	4,019
Other comprehensive income	-	-	1,512	(1,467)	-	-	45	(48)	(3)
Comprehensive Income	-	-	5,468	(1,467)	-	-	4,001	15	4,016
Dividend	-	-	(1,893)	-	-	-	(1,893)	(151)	(2,044)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(32,396,563)	(1,427)	(1,427)	-	(1,427)
Sale of treasury shares(a)	-	-	-	-	3,773	-	-	-	-
Share-based payments	-	-	98	-	-	-	98	-	98
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	1,103	-	-	-	1,103	-	1,103
Payments on perpetual subordinated notes	-	-	(72)	-	-	-	(72)	-	(72)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(17)	(17)
Other items	-	-	(12)	1	-	-	(11)	(7)	(18)
As of December 31, 2024	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255
Net income of the first nine months 2025	-	-	10,221	-	-	-	10,221	208	10,429
Other comprehensive income	-	-	(867)	1,406	-	-	539	66	605
Comprehensive Income	-	-	9,354	1,406	-	-	10,760	274	11,034
Dividend	-	-	(6,103)	-	-	-	(6,103)	(267)	(6,370)
Issuance of common shares	11,149,053	30	462	-	-	-	492	-	492
Purchase of treasury shares	-	-	-	-	(99,060,045)	(6,520)	(6,520)	-	(6,520)
Sale of treasury shares(a)	-	-	(414)	-	6,218,249	414	-	-	-
Share-based payments	-	-	463	-	-	-	463	-	463
Share cancellation	(202,243,171)	(548)	(12,704)	-	202,243,171	13,064	(188)	-	(188)
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Payments on perpetual subordinated notes	-	-	(238)	-	-	-	(238)	-	(238)
Other operations with non-controlling interests	-	-	(6)	-	-	-	(6)	(22)	(28)
Other items	-	-	(18)	-	-	-	(18)	2	(16)
As of September 30, 2025	2,206,585,543	7,059	125,073	(13,853)	(40,128,443)	(2,998)	115,281	2,384	117,665
(a)Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,392	1,995	3,955	21,205	20,138	6	-	48,691
Intersegment sales	8,892	1,587	434	7,122	234	38	(18,307)	-
Excise taxes	-	-	-	(201)	(4,646)	-	-	(4,847)
Revenues from sales	10,284	3,582	4,389	28,126	15,726	44	(18,307)	43,844
Operating expenses	(4,200)	(2,880)	(3,863)	(27,069)	(14,916)	(225)	18,307	(34,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(376)	(103)	(380)	(243)	(33)	-	(3,280)
Net income (loss) from equity affiliates and other items	522	492	(52)	75	(24)	(3)	-	1,010
Tax on net operating income	(2,055)	(97)	(110)	(143)	(177)	115	-	(2,467)
Adjustments (a)	237	(131)	(310)	(78)	(14)	(22)	-	(318)
Adjusted net operating income	2,169	852	571	687	380	(80)	-	4,579
Adjustments (a)								(318)
Net cost of net debt								(499)
Non-controlling interests								(79)
Net income - TotalEnergies share								3,683

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,409	611	773	402	205	35	-	4,435
Total divestments	622	465	81	17	45	2	-	1,232
Cash flow from operating activities	4,187	789	674	2,839	287	(427)	-	8,349

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

2nd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,369	2,586	3,958	21,759	19,944	11	-	49,627
Intersegment sales	8,862	1,869	701	7,006	177	32	(18,647)	-
Excise taxes	-	-	-	(254)	(4,697)	-	-	(4,951)
Revenues from sales	10,231	4,455	4,659	28,511	15,424	43	(18,647)	44,676
Operating expenses	(4,577)	(3,632)	(4,479)	(27,995)	(14,751)	(302)	18,647	(37,089)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,978)	(397)	(108)	(520)	(224)	(31)	-	(3,258)
Net income (loss) from equity affiliates and other items	58	578	340	(42)	113	(35)	-	1,012
Tax on net operating income	(1,793)	(166)	(27)	(12)	(168)	57	-	(2,109)
Adjustments (a)	(33)	(203)	(189)	(447)	(18)	(23)	-	(913)
Adjusted net operating income	1,974	1,041	574	389	412	(245)	-	4,145
Adjustments (a)								(913)
Net cost of net debt								(486)
Non-controlling interests								(59)
Net income - TotalEnergies share								2,687

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,186	877	2,503	351	234	86	-	7,237
Total divestments	80	25	347	42	38	16	-	548
Cash flow from operating activities	3,675	539	799	887	628	(568)	-	5,960

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,425	2,350	4,444	22,926	20,872	4	-	52,021
Intersegment sales	9,633	2,017	424	7,927	218	58	(20,277)	-
Excise taxes	-	-	-	(213)	(4,379)	-	-	(4,592)
Revenues from sales	11,058	4,367	4,868	30,640	16,711	62	(20,277)	47,429
Operating expenses	(5,257)	(3,393)	(4,329)	(30,273)	(16,082)	(209)	20,277	(39,266)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,324)	(294)	(114)	(400)	(229)	(31)	-	(3,392)
Net income (loss) from equity affiliates and other items	47	482	(274)	(79)	(29)	(38)	-	109
Tax on net operating income	(1,879)	(250)	(66)	40	(102)	117	-	(2,140)
Adjustments (a)	(837)	(151)	(400)	(313)	(95)	(23)	-	(1,819)
Adjusted net operating income	2,482	1,063	485	241	364	(76)	-	4,559
Adjustments (a)								(1,819)
Net cost of net debt								(379)
Non-controlling interests								(67)
Net income - TotalEnergies share								2,294

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,251	599	2,291	388	329	52	-	5,910
Total divestments	90	99	70	69	19	1	-	348
Cash flow from operating activities	4,763	830	373	564	581	60	-	7,171

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,330	7,669	13,880	65,591	59,083	19	-	150,572
Intersegment sales	26,481	6,708	1,819	20,939	567	95	(56,609)	-
Excise taxes	-	-	-	(567)	(13,586)	-	-	(14,153)
Revenues from sales	30,811	14,377	15,699	85,963	46,064	114	(56,609)	136,419
Operating expenses	(12,577)	(11,468)	(14,527)	(83,712)	(44,041)	(719)	56,609	(110,435)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,073)	(1,164)	(286)	(1,239)	(684)	(90)	-	(9,536)
Net income (loss) from equity affiliates and other items	713	1,635	332	25	79	(74)	-	2,710
Tax on net operating income	(6,176)	(538)	(210)	(238)	(443)	246	-	(7,359)
Adjustments (a)	104	(345)	(643)	(578)	(57)	(67)	-	(1,586)
Adjusted net operating income	6,594	3,187	1,651	1,377	1,032	(456)	-	13,385
Adjustments (a)								(1,586)
Net cost of net debt								(1,370)
Non-controlling interests								(208)
Net income - TotalEnergies share								10,221

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,642	2,390	4,212	995	611	155	-	17,005
Total divestments	1,060	500	486	65	180	17	-	2,308
Cash flow from operating activities	11,128	3,071	1,074	1,743	1,483	(1,627)	-	16,872

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,159	6,995	15,990	71,975	62,901	22	-	162,042
Intersegment sales	29,164	7,623	1,583	24,273	651	198	(63,492)	-
Excise taxes	-	-	-	(591)	(12,956)	-	-	(13,547)
Revenues from sales	33,323	14,618	17,573	95,657	50,596	220	(63,492)	148,495
Operating expenses	(14,370)	(11,099)	(16,400)	(92,808)	(48,779)	(756)	63,492	(120,720)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,148)	(925)	(316)	(1,192)	(643)	(86)	-	(9,310)
Net income (loss) from equity affiliates and other items	285	1,503	(863)	(24)	1,367	18	-	2,286
Tax on net operating income	(6,303)	(785)	(185)	(275)	(311)	149	-	(7,710)
Adjustments (a)	(912)	(125)	(1,789)	(484)	1,232	(36)	-	(2,114)
Adjusted net operating income	7,699	3,437	1,598	1,842	998	(419)	-	15,155
Adjustments (a)								(2,114)
Net cost of net debt								(1,029)
Non-controlling interests								(210)
Net income - TotalEnergies share								11,802

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,242	2,008	4,799	1,266	732	120	-	16,167
Total divestments	545	178	393	234	1,222	8	-	2,580
Cash flow from operating activities	12,888	2,971	1,771	(24)	2,123	(1,382)	-	18,347

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS 2025

(unaudited)

1) Basis of preparation of the consolidated financial statements

The condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of September 30, 2025, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the condensed consolidated financial statements at September 30, 2025, are consistent with those used for the financial statements at December 31, 2024.

The preparation of financial statements in accordance with IFRS for the closing as of September 30, 2025 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2024.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Exploration & Production

•	On August 6, 2025, TotalEnergies announced that its affiliate Total Austral has signed an agreement with YPF SA for the sale of its 45% operated interest in two unconventional oil and gas blocks in Argentina, Rincon La Ceniza and La Escalonada, located in the Vaca Muerta area in the Neuquén Basin, for an amount of $500 million. The transaction was completed on September 30, 2025.

September 30, 2025 - Notes to the consolidated financial statements - 1/15

➢	Integrated Power

•	On April 2, 2025, following the agreements signed in 2024, TotalEnergies finalized the acquisition of VSB Group, a European wind and solar developer with extensive operations in Germany, for a consideration of €1.57 billion. VSB has built a recognized expertise and notable track record in the development of onshore wind power farms across Europe (more than 2 GW of developed capacity). VSB has 500 MW of renewable capacity in operation or under construction mainly in Germany and France, and a pipeline of more than 15 GW of wind, solar and battery storage technologies mainly across Germany, Poland and France.

2.2) Major business combinations

➢	Integrated LNG

Acquisition of the Upstream Gas Assets of SapuraOMV

In December 2024, TotalEnergies has finalized the acquisition of the interests of OMV (50%) and Sapura Upstream Assets (50%) in SapuraOMV Upstream (SapuraOMV), an independent gas producer and operator in Malaisia. In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. The preliminary purchase price allocation is shown below:

(M$)	At the acquisition date
Goodwill	440
Intangible assets	437
Tangible assets	1,022
Other assets and liabilities	(486)
Net debt of the acquired treasury	(224)
Fair value of the consideration transferred	1,189

➢	Integrated Power

Acquisition of VSB Group

TotalEnergies finalized the acquisition of VSB Group, a European wind and solar developer with extensive operations in Germany. In accordance with IFRS 3, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalized within 12 months following the acquisition date.

2.3) Major divestment projects

➢	Exploration & Production

•	On July 17, 2024, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria had signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the SPDC JV licenses in Nigeria, the preceding conditions of which could not be fulfilled. Advanced negotiations are engaged with other buyers with a view of a new sale agreement signature.

As of September 30, 2025, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $1,331 million and “Liabilities classified as held for sale” for an amount of $1,119 million. These assets mainly include tangible assets.

September 30, 2025 - Notes to the consolidated financial statements - 2/15

•	On May 29, 2025, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria had signed an agreement with Shell Nigeria Exploration and Production Company Ltd (SNEPCo) for the sale of its non-operated 12.5% interest in the OML118 Production Sharing Contract (PSC). Nigerian Agip Exploration Limited (NAE), a subsidiary of ENI S.p.A., having exercised its right of pre-emption, two sale agreements were signed on July 18, 2025: one for 10% with SNEPCo and another for 2.5% with NAE.

As of September 30, 2025, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $578 million and “Liabilities classified as held for sale” for an amount of $237 million. These assets mainly include tangible assets.

➢	Integrated Power

•	On September 29, 2025, TotalEnergies has signed an agreement with insurance vehicles and accounts managed by KKR, a leading global investment firm, for the sale of 50% of a 1.4 GW solar portfolio in North America. The transaction covers six utility-scale solar assets with a combined capacity of 1.3 GW, and 41 distributed generation assets totalling 140 MW, in North America.

As of September 30, 2025, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $1,936 million and “Liabilities classified as held for sale” for an amount of $480 million. These assets mainly include tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;

-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

September 30, 2025 - Notes to the consolidated financial statements - 3/15

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Adjustment items include:

a) Special items

Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b) The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-in, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost method.

c) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

September 30, 2025 - Notes to the consolidated financial statements - 4/15

3.1) Information by business segment

9 months 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,330	7,669	13,880	65,591	59,083	19	-	150,572
Intersegment sales	26,481	6,708	1,819	20,939	567	95	(56,609)	-
Excise taxes	-	-	-	(567)	(13,586)	-	-	(14,153)
Revenues from sales	30,811	14,377	15,699	85,963	46,064	114	(56,609)	136,419
Operating expenses	(12,577)	(11,468)	(14,527)	(83,712)	(44,041)	(719)	56,609	(110,435)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,073)	(1,164)	(286)	(1,239)	(684)	(90)	-	(9,536)
Net income (loss) from equity affiliates and other items	713	1,635	332	25	79	(74)	-	2,710
Tax on net operating income	(6,176)	(538)	(210)	(238)	(443)	246	-	(7,359)
Adjustments (a)	104	(345)	(643)	(578)	(57)	(67)	-	(1,586)
Adjusted net operating income	6,594	3,187	1,651	1,377	1,032	(456)	-	13,385
Adjustments (a)								(1,586)
Net cost of net debt								(1,370)
Non-controlling interests								(208)
Net income - TotalEnergies share								10,221

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,642	2,390	4,212	995	611	155	-	17,005
Total divestments	1,060	500	486	65	180	17	-	2,308
Cash flow from operating activities	11,128	3,071	1,074	1,743	1,483	(1,627)	-	16,872

September 30, 2025 - Notes to the consolidated financial statements - 5/15

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,159	6,995	15,990	71,975	62,901	22	-	162,042
Intersegment sales	29,164	7,623	1,583	24,273	651	198	(63,492)	-
Excise taxes	-	-	-	(591)	(12,956)	-	-	(13,547)
Revenues from sales	33,323	14,618	17,573	95,657	50,596	220	(63,492)	148,495
Operating expenses	(14,370)	(11,099)	(16,400)	(92,808)	(48,779)	(756)	63,492	(120,720)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,148)	(925)	(316)	(1,192)	(643)	(86)	-	(9,310)
Net income (loss) from equity affiliates and other items	285	1,503	(863)	(24)	1,367	18	-	2,286
Tax on net operating income	(6,303)	(785)	(185)	(275)	(311)	149	-	(7,710)
Adjustments (a)	(912)	(125)	(1,789)	(484)	1,232	(36)	-	(2,114)
Adjusted net operating income	7,699	3,437	1,598	1,842	998	(419)	-	15,155
Adjustments (a)								(2,114)
Net cost of net debt								(1,029)
Non-controlling interests								(210)
Net income - TotalEnergies share								11,802

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,242	2,008	4,799	1,266	732	120	-	16,167
Total divestments	545	178	393	234	1,222	8	-	2,580
Cash flow from operating activities	12,888	2,971	1,771	(24)	2,123	(1,382)	-	18,347

September 30, 2025 - Notes to the consolidated financial statements - 6/15

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,392	1,995	3,955	21,205	20,138	6	-	48,691
Intersegment sales	8,892	1,587	434	7,122	234	38	(18,307)	-
Excise taxes	-	-	-	(201)	(4,646)	-	-	(4,847)
Revenues from sales	10,284	3,582	4,389	28,126	15,726	44	(18,307)	43,844
Operating expenses	(4,200)	(2,880)	(3,863)	(27,069)	(14,916)	(225)	18,307	(34,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(376)	(103)	(380)	(243)	(33)	-	(3,280)
Net income (loss) from equity affiliates and other items	522	492	(52)	75	(24)	(3)	-	1,010
Tax on net operating income	(2,055)	(97)	(110)	(143)	(177)	115	-	(2,467)
Adjustments (a)	237	(131)	(310)	(78)	(14)	(22)	-	(318)
Adjusted net operating income	2,169	852	571	687	380	(80)	-	4,579
Adjustments (a)								(318)
Net cost of net debt								(499)
Non-controlling interests								(79)
Net income - TotalEnergies share								3,683

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,409	611	773	402	205	35	-	4,435
Total divestments	622	465	81	17	45	2	-	1,232
Cash flow from operating activities	4,187	789	674	2,839	287	(427)	-	8,349

September 30, 2025 - Notes to the consolidated financial statements - 7/15

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,425	2,350	4,444	22,926	20,872	4	-	52,021
Intersegment sales	9,633	2,017	424	7,927	218	58	(20,277)	-
Excise taxes	-	-	-	(213)	(4,379)	-	-	(4,592)
Revenues from sales	11,058	4,367	4,868	30,640	16,711	62	(20,277)	47,429
Operating expenses	(5,257)	(3,393)	(4,329)	(30,273)	(16,082)	(209)	20,277	(39,266)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,324)	(294)	(114)	(400)	(229)	(31)	-	(3,392)
Net income (loss) from equity affiliates and other items	47	482	(274)	(79)	(29)	(38)	-	109
Tax on net operating income	(1,879)	(250)	(66)	40	(102)	117	-	(2,140)
Adjustments (a)	(837)	(151)	(400)	(313)	(95)	(23)	-	(1,819)
Adjusted net operating income	2,482	1,063	485	241	364	(76)	-	4,559
Adjustments (a)								(1,819)
Net cost of net debt								(379)
Non-controlling interests								(67)
Net income - TotalEnergies share								2,294

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,251	599	2,291	388	329	52	-	5,910
Total divestments	90	99	70	69	19	1	-	348
Cash flow from operating activities	4,763	830	373	564	581	60	-	7,171

September 30, 2025 - Notes to the consolidated financial statements - 8/15

3.2) Adjustment items

The main adjustement items for the first nine months 2025 are the following:

1)	An “Inventory valuation effect” amounting to $(380) million in net operating income for the Refining & Chemicals and Marketing & Services segments;

2)	An “Effect of changes in fair value” amounting to $(610) million in net operating income for the Integrated LNG and Integrated Power segments;

3)	“Asset impairment and provisions charges” of $(495) million in net operating income mainly consisting of impairment and provision related to the adaptation project of the Antwerp platform for the Refining & Chemicals segment, and of impairment of offshore wind projects, notably in Asia (Taiwan, Korea) for the Integrated Power segment;

4)	“Gains on disposals of assets” for an amount of $284 million in net operating income from the sale of a 45% operated interest in two unconventional oil and gas blocks, located in the Vaca Muerta area, in Argentina for the Exploration & Production segment;

5)	“Other items” amounted to $(378) million in net operating income notably related to the impacts of the Energy Profits Levy in the United Kingdom on deferred tax.

September 30, 2025 - Notes to the consolidated financial statements - 9/15

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO NET OPERATING INCOME
(M$)		Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2025	Inventory valuation effect	-	-	-	(48)	15	-	(33)
	Effect of changes in fair value	-	(131)	(41)	-	-	-	(172)
	Restructuring charges	(7)	-	-	-	-	-	(7)
	Asset impairment and provisions charges	-	-	(257)	-	(29)	-	(286)
	Gains (losses) on disposals of assets	284	-	-	-	-	-	284
	Other items	(40)	-	(12)	(30)	-	(22)	(104)
Total		237	(131)	(310)	(78)	(14)	(22)	(318)
3rd quarter 2024	Inventory valuation effect	-	-	-	(290)	(85)	-	(375)
	Effect of changes in fair value	-	(49)	(35)	-	-	-	(84)
	Restructuring charges	-	-	-	-	(10)	-	(10)
	Asset impairment and provisions charges	(811)	-	(281)	(15)	-	-	(1,107)
	Gains (losses) on disposals of assets	-	-	-	-	-	-	-
	Other items	(26)	(102)	(84)	(8)	-	(23)	(243)
Total		(837)	(151)	(400)	(313)	(95)	(23)	(1,819)
9 months 2025	Inventory valuation effect	-	-	-	(352)	(28)	-	(380)
	Effect of changes in fair value	-	(249)	(361)	-	-	-	(610)
	Restructuring charges	(7)	-	-	-	-	-	(7)
	Asset impairment and provisions charges	-	-	(270)	(196)	(29)	-	(495)
	Gains (losses) on disposals of assets	284	-	-	-	-	-	284
	Other items	(173)	(96)	(12)	(30)	-	(67)	(378)
Total		104	(345)	(643)	(578)	(57)	(67)	(1,586)
9 months 2024	Inventory valuation effect	-	-	-	(460)	(135)	-	(595)
	Effect of changes in fair value	-	(23)	(672)	-	-	-	(695)
	Restructuring charges	-	-	(11)	-	(10)	-	(21)
	Asset impairment and provisions charges	(811)	-	(925)	(15)	-	-	(1,751)
	Gains (losses) on disposals of assets	(9)	-	29	-	1,377	-	1,397
	Other items	(92)	(102)	(210)	(9)	-	(36)	(449)
Total		(912)	(125)	(1,789)	(484)	1,232	(36)	(2,114)

September 30, 2025 - Notes to the consolidated financial statements - 10/15

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2024	September 30, 2025
Number of treasury shares	149,529,818	40,128,443
Percentage of share capital	6.24%	1.82%

Following the authorization of the Extraordinary Shareholder’s Meeting held on May 25, 2022, the Board of Directors decided to cancel:

-	at its meeting on February 4, 2025, with effect on February 10, 2025, 127,622,460 treasury shares bought back between October 27, 2023 and November 19, 2024;

-	at its meeting on September 24, 2025, with effect on September 26, 2025, 74,620,711 treasury shares bought back between November 20, 2024 and June 26, 2025.

Dividend

The Board of Directors, at its meeting on April 29, 2025, set the first interim dividend for the fiscal year 2025 at €0.85 per share. The ex-dividend date of this interim dividend was October 1, 2025 and it was paid in cash on October 3, 2025.

Moreover, the Board of Directors, at its meeting on July 23, 2025, set the second interim dividend for the fiscal year 2025 at €0.85 per share, i.e. an amount equal to the aforementioned first interim dividend. The ex-dividend date of this second interim dividend will be December 31, 2025. It will be paid in cash on January 5, 2026 for shares listed on Euronext, and on January 23, 2026 for shares listed on the NYSE or for ADRs1.

Finally, the Board of Directors, at its meeting on October 29, 2025, set the third interim dividend for the fiscal year 2025 at €0.85 per share, i.e. an amount equal to the first and second interim dividends for the same fiscal year. The ex-dividend date of this third interim dividend will be March 31, 2026. It will be paid in cash on April 2, 2026 for shares listed on Euronext, and on April 23, 2026 for shares listed on the NYSE or for ADRs1.

Dividend 2025	First interim	Second interim	Third interim
Amount	€0.85	€0.85	€0.85
Set date	April 29, 2025	July 23, 2025	October 29, 2025
Ex-dividend date	October 1, 2025	December 31, 2025	March 31, 2026
Payment date ordinary shares Euronext	October 3, 2025	January 5, 2026	April 2, 2026
Payment date ordinary shares NYSE[1] or ADRs		January 23, 2026	April 23, 2026

1 Dates applicable to ordinary shares that will be listed on the NYSE, subject to the effective completion of the conversion of ADRs into ordinary shares before the ex-dividend date, or to ADRs should the conversion of ADRs into ordinary shares not be completed by that date.

September 30, 2025 - Notes to the consolidated financial statements - 11/15

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.41 per share for the 3rd quarter 2025 (€1.03 per share for the 2nd quarter 2025 and €0.88 per share for the 3rd quarter 2024). Diluted earnings per share calculated using the same method amounted to €1.40 per share for the 3rd quarter 2025 (€1.01 per share for the 2nd quarter 2025 and €0.87 per share for the 3rd quarter 2024).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

TotalEnergies SE has not issued any perpetual subordinated notes during the first nine months of 2025.

In February 2025, TotalEnergies SE has redeemed the outstanding nominal amount of €1,082 million of perpetual subordinated notes carrying a coupon of 2.625%, issued in February 2015, on their first call date.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	9 months 2025	9 months 2024
Actuarial gains and losses	14	23

Change in fair value of investments in equity instruments	(32)	2

Tax effect	-	10
Currency translation adjustment generated by the parent company	8,688	962
Sub-total items not potentially reclassifiable to profit and loss	8,670	997

Currency translation adjustment	(6,939)	(835)
- unrealized gain/(loss) of the period	(6,936)	(700)
- less gain/(loss) included in net income	3	135

Cash flow hedge	(1,014)	1,387
- unrealized gain/(loss) of the period	(1,522)	1,259
- less gain/(loss) included in net income	(508)	(128)

Variation of foreign currency basis spread	25	(19)
- unrealized gain/(loss) of the period	14	(33)
- less gain/(loss) included in net income	(11)	(14)

Share of other comprehensive income of equity affiliates, net amount	(386)	(322)
- unrealized gain/(loss) of the period	(369)	(318)
- less gain/(loss) included in net income	17	4

Other	12	2

Tax effect	237	(373)
Sub-total items potentially reclassifiable to profit and loss	(8,065)	(160)
Total other comprehensive income (net amount)	605	837

September 30, 2025 - Notes to the consolidated financial statements - 12/15

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2025			9 months 2024
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	14	(7)	7	23	10	33

Change in fair value of investments in equity instruments	(32)	7	(25)	2	-	2
Currency translation adjustment generated by the parent company	8,688	-	8,688	962	-	962
Sub-total items not potentially reclassifiable to profit and loss	8,670	-	8,670	987	10	997
Currency translation adjustment	(6,939)	-	(6,939)	(835)	-	(835)
Cash flow hedge	(1,014)	248	(766)	1,387	(378)	1,009
Variation of foreign currency basis spread	25	(11)	14	(19)	5	(14)
Share of other comprehensive income of equity affiliates, net amount	(386)	-	(386)	(322)	-	(322)
Other	12	-	12	2	-	2
Sub-total items potentially reclassifiable to profit and loss	(8,302)	237	(8,065)	213	(373)	(160)
Total other comprehensive income	368	237	605	1,200	(363)	837

5) Financial debt

The Company has issued senior bonds across three tranches in the Euro markets on February 24th, 2025 with a settlement date on March 3rd, 2025:

-	1,000 million euros at 3.160% issued by TotalEnergies Capital International and maturing in March 2033;

-	850 million euros at 3.499% issued by TotalEnergies Capital International and maturing in March 2037;

-	1,300 million euros at 3.852% issued by TotalEnergies Capital International and maturing in March 2045.

The Company has issued senior bonds across three tranches in the Euro markets on June 24th, 2025 with a settlement date on July 1st, 2025:

-	1,000 million euros at 3.075% issued by TotalEnergies Capital International and maturing in July 2031;

-	1,100 million euros at 3.647% issued by TotalEnergies Capital International and maturing in July 2035;

-	900 million euros at 4.060% issued by TotalEnergies Capital International and maturing in July 2040.

The Company has redeemed five senior bonds during the first nine months of 2025:

-	1,000 million dollars at 2.434% bond issued by TotalEnergies Capital International in 2019 and maturing in January 2025;

-	850 million euros at 1.375% bond issued by TotalEnergies Capital International in 2014 and maturing in March 2025;

-	1,000 million Hong Kong dollars at 2.920% bond issued by TotalEnergies Capital International in 2014 and maturing in April 2025;

-	325 million pounds sterling at 1.750% bond issued by TotalEnergies Capital International in 2018 and maturing in July 2025;

-	100 million Australian dollars at 4.000% bond issued by TotalEnergies Capital International in 2015 and maturing in September 2025.

September 30, 2025 - Notes to the consolidated financial statements - 13/15

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first nine months of 2025.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies company, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the TotalEnergies company holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, the TotalEnergies company has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led the Company, as operator of Mozambique LNG project, to declare force majeure.

Legal and arbitration proceedings

-	Disputes relating to Climate

In France, TotalEnergies SE was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company's activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. Following the appeal filed by the claimants, the Paris Court of Appeal, in a judgment of June 18, 2024, considered the action initiated admissible in particular on the basis of the law on the duty of vigilance transferring the case for trial on the merits before the Paris Civil Court of Justice, while strucking out 17 of the 22 applicants as well as declining to awards any provisional measures. TotalEnergies SE considers that it has fulfilled its obligations under the French law on the vigilance duty. A new action against the Corporation, with similar requests for injunction, has started in March 2024 before the commercial court of Tournai in Belgium.

Some associations in France brought civil and criminal actions against TotalEnergies SE, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. In its decision of October 23, 2025, the Paris Judicial Court dismissed majority of the claims made against the Company, particularly those concerning its corporate communications. It requested the removal of three paragraphs relating to the ambition for carbon neutrality from the website of its French subsidiary TotalEnergies Electricité et Gaz France, which sells electricity and gas to French consumers. The claims relating to the communication campaign associated with the Company's name change in 2021, as well as those concerning its corporate communications on the role of natural gas and biofuels in the energy transition, were also dismissed. No "advertising" by TotalEnergies’ affiliates in France was condemned by the Court.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation's shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation's Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of TotalEnergies's assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The claimants request for annulment of the shareholders’ meeting resolution has been dismissed on September 25, 2025, for lack of interest during a preliminary procedural phase.

September 30, 2025 - Notes to the consolidated financial statements - 14/15

In the United States, the Corporation and several of its US subsidiaries of were summoned, amongst many other companies and professional associations, in several "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Company considers that the courts lack jurisdiction, that it has many arguments to put forward, and considers also that the past and present behavior of the Company does not constitute a fault susceptible to give rise to liability.

-	Mozambique

In France, victims and heirs of deceased persons filed a complaint against TotalEnergies SE in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact2.

-	Kazakhstan

On April 1st, 2024, the Republic of Kazakhstan filed a Statement of Claims in the context of an arbitration involving TotalEnergies EP Kazakhstan and its partners under the production sharing contract related to the North Caspian Sea. TotalEnergies EP Kazakhstan and its partners consider this action to be unfounded. Therefore, it is not possible at this date to reliably assess the potential consequences of this claim, particularly financial ones, nor the date of their implementation.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.

2 Refer to the press release published by the Company on October 11, 2023 contesting the accusations.

September 30, 2025 - Notes to the consolidated financial statements - 15/15